

May 13, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: VanEck Funds
       Issuer CIK: 0000768847
       Issuer File Number: 002-97596 / 811-04297
       Form Type: 8-A12B
       Filing Date: May 13, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the VanEck Onchain Economy ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications